U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F      ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Form 51-102F3
Material Change Report
1.      REPORTING ISSUER
TERRA NOVA ROYALTY CORPORATION
Suite 1620 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
2.      DATE OF MATERIAL CHANGE
July 27, 2010
3.      NEWS RELEASE
On July 27, 2010, Terra Nova Royalty Corporation (the “Company”) issued a news release through PR Newswire, which was also filed on SEDAR.
4.      Summary of Material Change
On July 27, 2010, the Company announced that it was proceeding with a rights offering to holders of common shares (the “Shares”) of the Company (the “Rights Offering”) to raise proceeds of up to approximately USD$50 million.
Pursuant to the Rights Offering, each holder of the Company’s Shares (the “Shareholders”) will receive one transferable right (a “Right”) for every Share held as of August 6, 2010. Every four Rights will entitle a holder to purchase one Share at a price of USD$6.60.
5.      Full Description of Material Change
The Company announced that it was proceeding with the Rights Offering to raise proceeds of up to approximately USD$50 million.
Pursuant to the Rights Offering, Shareholders of record on August 6, 2010 will receive one Right for every Share held. A maximum of 7,571,227 Shares will be issued pursuant to the Rights Offering, representing approximately 25% of the currently issued and outstanding Shares of the Company. The Rights will expire at 5:00 PM (New York time) on September 2, 2010.
A Rights Offering Circular will be mailed to Shareholders of record on or about August 12, 2010. The Rights are expected to be listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “TTT RT” and the Company has applied to the NYSE for listing the Shares to be issued upon exercise of the Rights. Completion of the Rights Offering is subject to receiving all necessary regulatory and NYSE approvals.
Holders of Rights, who have exercised all of their Rights, will have the opportunity to acquire additional Shares pursuant to an additional subscription privilege at the same subscription price per Share, to the extent that other Rights holders do not exercise their subscription rights in full.
The proceeds of the Rights Offering will be used to finance the acquisition and development of additional interests in mineral projects and/or properties and for working capital and general corporate purposes.

6.      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.      OMITTED INFORMATION
No significant facts otherwise required to be disclosed in this report have been omitted.
8.      EXECUTIVE OFFICER
The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
Michael Smith
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)
9.      Date of Report
August 6, 2010

RIGHTS OFFERING
NEW YORK (July 27, 2010) Terra Nova Royalty Corporation (NYSE: TTT) (the “Company”) is pleased to announce that it is proceeding with a rights offering to holders of common shares (the “Shares”) of the Company (the “Rights Offering”) to raise proceeds of up to approximately USD$50 million.
Pursuant to the Rights Offering, each holder of the Company’s Shares (the “Shareholders”) will receive one transferable right (a “Right”) for every Share held as of August 6, 2010. Every four Rights will entitle a holder to purchase one Share at a price of USD$6.60. A maximum of 7,571,227 Shares will be issued pursuant to the Rights Offering, representing approximately 25% of the currently issued and outstanding Shares of the Company.
A Rights Offering Circular will be mailed to Shareholders of record on or about August 12, 2010. The Rights will expire at 5:00 PM (New York time) on September 2, 2010. The Rights are expected to be listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “TTT RT” and the Company has applied to the NYSE for listing the Shares to be issued upon exercise of the Rights. Completion of the Rights Offering is subject to receiving all necessary regulatory and NYSE approvals.
Holders of Rights, who have exercised all of their Rights, will have the opportunity to acquire additional Shares pursuant to an additional subscription privilege at the same subscription price per Share, to the extent that other Rights holders do not exercise their subscription rights in full.
The proceeds of the Rights Offering will be used to finance the acquisition and development of additional interests in mineral projects and/or properties and for working capital and general corporate purposes.
The Company intends to file with the United States Securities and Exchange Commission a registration statement on Form F-10 covering these transactions, and the distribution of Rights and commencement of the Rights Offering will occur promptly following the effectiveness of that registration statement.
This press release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States, nor shall there be any sale of securities mentioned in this press release in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in the mineral royalty and natural resources industry.
Due to the nature of its interest in the Wabush iron ore mine, the Company has no or very limited access to geological and other technical data respecting the mine. Previous disclosures by the Company respecting reserves at the mine were based solely on information publicly disclosed by the operator of the mine. Such geological data has not been independently verified by the Company or any independent expert engaged by it nor has such information been the subject of a technical report under Canadian National Instrument 43-101. As a result, the Company can provide no assurances as to the level of reserves at the mine. If such reserves are insufficient to economically operate the mine, the owner could determine to scale back or cease to operate the mine which could have a material adverse effect on the Company.
Disclaimer for Forward-Looking Information
Certain statements in this news release are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include management’s current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty properties and other interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty properties and other interests; (v) economic and market conditions; and (vi) the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions. There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Alan Hartslief
Alan Hartslief
Chief Financial Officer

Date: August 6, 2010